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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    4     )*
                                          ---------

                        POLICY MANAGEMENT SYSTEMS CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                                     COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      731108106
           --------------------------------------------------------
                                 (CUSIP Number)

                Government of Singapore Investment Corporation Pte Ltd
                   250 North Bridge Road #38-00, Raffles City Tower
                Singapore 179101   Attn: Ms Seah Wan Hoon(Tel: 3308661)
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                      20 Aug 97
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No. 731108106                                      Page  2   of 10  Pages
          ---------


- -------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Government of Singapore Investment Corporation Pte Ltd

- -------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   / /
                                                                     (b)  /X/
- -------------------------------------------------------------------------------
 3  SEC USE ONLY

- -------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      00

- -------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

- -------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Singapore

- -------------------------------------------------------------------------------

                            7  SOLE VOTING POWER

                                 Nil
                            --------------------------------------------------
     NUMBER OF              8  SHARED VOTING POWER
      SHARES
    BENEFICIALLY                 896,700
     OWNED BY               --------------------------------------------------
       EACH                 9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                     Nil
       WITH                 --------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                 896,700
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 896,700
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 4.92%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

                                 00
- -------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 731108106                                      Page  3   of 10  Pages
          ---------


- -------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Government of Singapore

- -------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   / /
                                                                     (b)   /X/
- -------------------------------------------------------------------------------
 3  SEC USE ONLY

- -------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      00

- -------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

- -------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Singapore

- -------------------------------------------------------------------------------

                            7  SOLE VOTING POWER

                                 Nil
                            --------------------------------------------------
     NUMBER OF              8  SHARED VOTING POWER
      SHARES
    BENEFICIALLY                 725,400
     OWNED BY               --------------------------------------------------
       EACH                 9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                     Nil
       WITH                 --------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                 725,400
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 725,400

- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 3.98%

- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
                                 00

- -------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 731108106                                      Page  4   of 10  Pages
          ---------


- -------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Monetary Authority of Singapore

- -------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   / /
                                                                     (b)   /X/
- -------------------------------------------------------------------------------
 3  SEC USE ONLY

- -------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      00

- -------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

- -------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Singapore

- -------------------------------------------------------------------------------

                            7  SOLE VOTING POWER

                                 Nil
                            --------------------------------------------------
     NUMBER OF              8  SHARED VOTING POWER
      SHARES
    BENEFICIALLY                 168,300
     OWNED BY               --------------------------------------------------
       EACH                 9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                     Nil
       WITH                 --------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                 168,300
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 168,300

- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 0.92%

- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
                                 00

- -------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 731108106                                      Page  5   of 10  Pages
          ---------


- -------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Board of Commissioners of Currency, Singapore

- -------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   / /
                                                                     (b)   /X/
- -------------------------------------------------------------------------------
 3  SEC USE ONLY

- -------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      00

- -------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

- -------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Singapore

- -------------------------------------------------------------------------------

                            7  SOLE VOTING POWER

                                 Nil
                            --------------------------------------------------
     NUMBER OF              8  SHARED VOTING POWER
      SHARES
    BENEFICIALLY                 3,000
     OWNED BY               --------------------------------------------------
       EACH                 9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                     Nil
       WITH                 --------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                 3,000
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 3,000

- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 0.02%

- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
                                 00

- -------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
- ----------------------------

Security     :     Policy Management Systems          Common Stock
                   Corporation

Address      :     One PMS Center
                   P.O. Box 10
                   Columbia, SC  29202

ITEM 2.  IDENTITY AND BACKGROUND
- --------------------------------

(a) Government of Singapore Investment Corporation Pte Ltd a government agency

(b)      250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore  179101

(c)      Investment Manager

(d)      N.A.

(e)      N.A.

(f)      N.A.

II
(a)      Government of Singapore

(b) c/o Government of Singapore Investment Corporation Pte Ltd 250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore  179101

(c)      Government

(d)      N.A.

(e)      N.A.

(f)      N.A.

III
(a)      Monetary Authority of Singapore

(b) c/o Government of Singapore Investment Corporation Pte Ltd 250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore  179101

(c)      Central Bank

(d)      N.A.

(e)      N.A.

(f)      N.A.

IV
(a)      Board of Commissioners of Currency, Singapore

(b) c/o Government of Singapore Investment Corporation Pte Ltd 250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore  179101

(c)      Currency Board

(d)      N.A.

(e)      N.A.

(f)      N.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- ----------------------------------------------------------

Source of Funds :   Foreign Reserves
Amount          :   USD36,904,135.17

ITEM 4.  PURPOSE OF TRANSACTION
- -------------------------------

Purpose of Acquistion  :  Investment

None of the reporting persons (nor any of its executive officers or directors, controlling persons or any executive officer or director of any such controlling person) has any plans or proposals relating to paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
- ---------------------------------------------

(a) and (b) The aggregate number of shares and percentage of Common Stock of the issuer beneficially owned by each Reporting Person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.



                                    No of Shares      Power to Vote        Power to Dispose
                                    Beneficially
Person                                 Owned        Sole(1)    Shared(1)   Sole(1)     Shared(1)
- ------                              ------------    ----       ------      ----        ------

Government of Singapore                  896,700     0         896,700      0          896,700
Investment Corporation Pte Ltd

Government of Singapore                  725,400     0         725,400      0          725,400

Monetary Authority of Singapore          168,300     0         168,300      0          168,300

Board of Commissioners of                  3,000     0           3,000      0            3,000
Currency, Singapore

Total(2)
(all Reporting Persons)                  896,700     0         896,700      0          896,700

- ------------------------------
(1) The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 725,400 shares of Common Stock beneficially owned by it with the Government of Singapore, shares power to vote and power to dispose of the 168,300 shares of Common Stock beneficially owned by it with the Monetary Authority of Singapore and shares power to vote and power to dispose of the 3,000 shares of Common Stock beneficially owned by it with the Board of Commissioners of Currency, Singapore.

(2)  The reporting persons disclaim membership in a group.

(c)  The following transactions were effected since the last filing:

     TRADE DATE              QUANTITY           UNIT PRICE


Government of Singapore Investment Corporation Pte Ltd
- ------------------------------------------------------

     Nil

Government of Singapore
- -----------------------

     11.08.97     SOLD               36,420     54.7500
     12.08.97     SOLD                3,600     55.7717
     13.08.97     SOLD               33,000     55.8125
     15.08.97     SOLD               16,000     55.8703
     18.08.97     SOLD               32,800     55.8750
     19.08.97     SOLD               25,500     55.7500
     20.08.97     SOLD               50,000     55.9375
     21.08.97     SOLD               17,100     56.5000

Monetary Authority of Singapore
- -------------------------------

     12.08.97    SOLD                 1,000     55.7717
     13.08.97    SOLD                 5,000     55.8125
     15.08.97    SOLD                 3,000     55.8703
     18.08.97    SOLD                 5,000     55.8750
     19.08.97    SOLD                 4,000     55.7500
     20.08.97    SOLD                 8,000     55.9375
     21.08.97    SOLD                 2,600     56.5000

Board of Commissioners of Currency, Singapore
- ---------------------------------------------

     13.08.97    SOLD                 2,000     55.8125
     15.08.97    SOLD                 1,000     55.8703
     18.08.97    SOLD                 1,000     55.8750
     19.08.97    SOLD                 1,000     55.7500
     20.08.97    SOLD                 2,000     55.9375
     21.08.97    SOLD                 1,800     56.5000

(d)  N.A.

(e)  21 Aug 97

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
- ---------------------------------------------------
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
- ------------------------------------------------------

    N.A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
- -----------------------------------------

1.  Power of Attorney of Government of Singapore dated 1 Sep 93.

2.  Power of Attorney of Monetary Authority of Singapore dated 14 Aug 93.

3. Power of Attorney of Board of Commissioners of Currency, Singapore dated 16 Aug 94.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 1997
- ---------------                   Government of Singapore Investment
   Date                           Corporation Pte Ltd

                                  by /s/ Seah Wan Hoon
                                     ----------------------------------------
                                          Senior Officer

                                  Government of Singapore
                                  by Government of Singapore Investment
                                  Corporation Pte Ltd, its attorney-in-fact

                                  by /s/ Seah Wan Hoon
                                     ----------------------------------------
                                          Senior Officer


                                  Monetary Authority of Singapore
                                  by Government of Singapore Investment
                                  Corporation Pte Ltd, its attorney-in-fact

                                  by /s/ Seah Wan Hoon
                                     ----------------------------------------
                                           Senior Officer


                                  Board of Commissioners of Currency, Singapore by Government of Singapore Investment Corporation Pte Ltd, its attorney-in-fact by /s/ Seah Wan Hoon
                                     ------------------------------------------
                                           Senior Officer

                                        EXHIBIT INDEX

Exhibit No.        Name of Exhibit                                      Page No
- -----------        ---------------                                      -------

        1          Power of Attorney executed by Government of             -
                   Singapore dated 1 Sep 93 (*)

        2          Power of Attorney executed by Monetary                  -
                   Authority of Singapore dated 14 Aug 93 (*)

        3          Power of Attorney executed by Board of                  -
                   Commissioners of Currency, Singapore dated
                   16 Aug 94 (+)

        * Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 15 Oct 93.

        + Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 5 Oct 94.